Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

Nine Months Ended
September 30,
2007
Earnings:
Income from continuing operations before income taxes and minority interest	$454.9
Portion of rents representative of interest expense	5.7
Interest on indebtedness, including amortization of deferred loan costs	58.0
Amortization of capitalized interest	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.9

Earnings, as adjusted	$519.5

Fixed Charges:
Portion of rents representative of interest expense	$5.7
Interest on indebtedness, including amortization of deferred loan costs	58.0
Capitalized interest	3.9

Total fixed charges	$67.6

Ratio of earnings to fixed charges	7.68x